Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

June 21, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Katie Sabo

Re:	Touchstone Strategic Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-211683
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-211683) relating to the issuance of common shares in connection with the reorganization of DSM Large Cap Growth Fund, a series of Professionally Managed Portfolios, into Touchstone Large Company Growth Fund, a series of the Registrant. The Registration Statement was initially intended to become effective on June 26, 2016 pursuant to Rule 488 under the Securities Act of 1933, as amended. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement to delay the effectiveness of the Registration Statement and to submit updated Powers of Attorney as discussed with Ms. Sabo telephonically on June 15, 2016.
Please contact the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/ Meredyth A. Whitford Meredyth A. Whitford

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